Filed Pursuant to Rule 424(b)(3)
                                                    Registration No. 333-110259

PROSPECTUS SUPPLEMENT NO. 10
TO PROSPECTUS DATED MARCH 4, 2004





                        $500,000,000 Principal Amount of
                 3 5/8% Convertible Subordinated Notes Due 2023
                                       and
          Shares of Common Stock Issuable Upon Conversion of the Notes
                                 --------------

      This prospectus supplement relates to the resale by the selling securityholders (including their transferees, pledgees or donees or their successors) of up to $500 million aggregate principal amount of 3 5/8% Convertible Subordinated Notes due 2023 issued by Vishay Intertechnology, Inc. and the shares of common stock issuable upon conversion of the notes.

      This prospectus supplement should be read in conjunction with the prospectus dated March 4, 2004, as supplemented, which is to be delivered with this prospectus supplement, and this prospectus supplement is qualified by reference to the prospectus, except to the extent that the information in this prospectus supplement supercedes the information contained in the prospectus. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendments or supplements to it.

      Investing in the notes or the common stock offered by the prospectus involves risks that are described in the "Risk Factors" section beginning on page 7 of the prospectus.

                                 --------------

      Neither the Securities and Exchange Commission, any state securities commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

                                 --------------

             The date of this prospectus supplement is May 31, 2005.


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      The information in the table appearing under the heading "Selling
Securityholders" beginning on page 54 of the prospectus, as supplemented, is amended by adding the information below with respect to persons not previously listed in the prospectus, and by superceding the information below with respect to persons previously listed in the prospectus.

      The following table sets forth certain information as of the date noted, concerning the principal amount of notes beneficially owned by each selling securityholder and the number of shares of common stock that may be offered from time to time by each selling securityholder under this prospectus. The information is based on information provided by or on behalf of the selling securityholders. The number of shares of common stock issuable upon conversion of the notes shown in the table below assumes conversion of the full amount of notes held by each holder at an initial conversion price of $21.28 per share. This conversion price is subject to adjustments in certain circumstances. Because the selling securityholders may offer all or some portion of the notes or the common stock issuable upon conversion of the notes, we have assumed for purposes of the table below that the selling securityholders will sell all of the notes or convert all of the notes and sell all of the common stock issuable upon conversion of the notes offered by the prospectus. The selling securityholders identified below may have sold, transferred or otherwise disposed of all or a portion of their notes since the date on which they provided the information regarding their notes in transactions exempt from the registration requirements of the Securities Act. Information about the selling securityholders may change over time. Any changed information furnished to us by the selling securityholders will be set forth in prospectus supplements to the extent required.



                                                                Other Shares of
                                                                 Common Stock
                                                 Shares of       Beneficially
                                Aggregate      Common Stock      Owned Before
                                Principal        Issuable        the Offering
                             Amount of Notes       Upon         and Assumed to
                               Beneficially     Conversion         be Owned
                                Owned and         of the         Following the
Name*                            Offered          Notes**         Offering***
---------------------------- ----------------  -------------   ----------------

B.P. Amoco PLC Master Trust (1)   891,000         41,870                    0
Consulting Group Capital
Markets Fund (2)                  125,000          5,874                    0
Institutional Benchmarks
Master Fund Ltd.(3)             1,433,000         67,340                    0
Sphinx Convertible Arb Fund
SPC(4)                            483,000         22,697                    0
SSI Blended Market Neutral
L.P.(5)                           275,000         12,922                    0
SSI Hedged Convertible
Market Neutral L.P. (6)           759,000         35,667                    0
The City of Southfield Fire
& Police Retirement System (7)     10,000            469                    0
Viacom Inc. Pension Plan
Master Trust (8)                   24,000          1,127                    0


----------------------
*     Other selling securityholders may be identified at a later date.

      Certain selling securityholders are, or are affiliates of, registered broker-dealers. These selling securityholders have represented that they acquired their securities in the ordinary course of business and, at the time


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of the acquisition of the securities, had no agreements or understandings, directly or indirectly, with any person to distribute the securities. Each selling securityholder that is a registered broker-dealer is an "underwriter" within the meaning of the Securities Act of 1933.

**    Assumes conversion of all of the holder's notes at a conversion rate of
46.9925 shares of common stock per $1,000 principal amount at maturity of the notes. This conversion rate is subject to adjustment as described under "Description of Notes--Conversion Rights." As a result, the number of shares of common stock issuable upon conversion of the notes may change in the future. Excludes any additional shares of common stock that may be issued by us upon the repurchase of the notes and fractional shares. Holders will receive a cash adjustment for any fractional share amount resulting from conversion of the notes, as described under "Description of Notes--Conversion Rights" in the prospectus.

***   Based on the outstanding shares of Vishay as of May 27, 2005, none of the selling securityholders would beneficially own in excess of 1% of the outstanding shares following the sale of securities in the offering.

(1) SSI Investment Management Inc. acts as the investment manager for B.P. Amoco PLC Master Trust with respect to the securities indicated in the table and as such has voting and dispositive power over the securities held by the fund. John Gottfurcht, George Douglas and Amy Jo Gottfurcht are the principal shareholders of SSI Investment Management Inc. Mssrs. Gottfurcht and Douglas and Ms. Gottfurcht and SSI Investment Management Inc. disclaim beneficial ownership of the securities held by the fund. The information set forth in the table relating to B.P. Amoco PLC Master Trust is as of May 17, 2005.

(2) SSI Investment Management Inc. acts as the investment manager for Consulting Group Capital Markets Fund with respect to the securities indicated in the table and as such has voting and dispositive power over the securities held by the fund. John Gottfurcht, George Douglas and Amy Jo Gottfurcht are the principal shareholders of SSI Investment Management Inc. Mssrs. Gottfurcht and Douglas and Ms. Gottfurcht and SSI Investment Management Inc. disclaim beneficial ownership of the securities held by the fund. The information set forth in the table relating to Consulting Group Capital Markets Fund is as of May 17, 2005.

(3) SSI Investment Management Inc. acts as the investment manager for Institutional Benchmarks Master Fund Ltd. with respect to the securities indicated in the table and as such has voting and dispositive power over the securities held by the fund. John Gottfurcht, George Douglas and Amy Jo Gottfurcht are the principal shareholders of SSI Investment Management Inc. Mssrs. Gottfurcht and Douglas and Ms. Gottfurcht and SSI Investment Management Inc. disclaim beneficial ownership of the securities held by the fund. The information set forth in the table relating to Institutional Benchmarks Master Fund Ltd. is as of May 17, 2005.

(4) SSI Investment Management Inc. acts as the investment manager for Sphinx Convertible Arb Fund SPC with respect to the securities indicated in the table and as such has voting and dispositive power over the securities held by the fund. John Gottfurcht, George Douglas and Amy Jo Gottfurcht are the principal shareholders of SSI Investment Management Inc. Mssrs. Gottfurcht and Douglas and Ms. Gottfurcht and SSI Investment Management Inc. disclaim beneficial ownership of the securities held by the fund. The information set forth in the table relating to Sphinx Convertible Arb Fund SPC is as of May 17, 2005.

(5) SSI Investment Management Inc. acts as the investment manager for SSI Blended Market Neutral L.P. with respect to the securities indicated in the table and as such has voting and dispositive power over the securities held by the fund. John Gottfurcht, George Douglas and Amy Jo Gottfurcht are the principal shareholders of SSI Investment Management Inc. Mssrs. Gottfurcht and Douglas and Ms. Gottfurcht and SSI Investment Management Inc. disclaim beneficial ownership of the securities held by the fund. The information set forth in the table relating to SSI Blended Market Neutral L.P. is as of May 17, 2005.

(6) SSI Investment Management Inc. acts as the investment manager for SSI Hedged Convertible Market Neutral L.P. with respect to the securities indicated in the table and as such has voting and dispositive power over the securities held by the fund. John Gottfurcht, George Douglas and Amy Jo Gottfurcht are the principal shareholders of SSI Investment Management Inc. Mssrs. Gottfurcht and Douglas and Ms. Gottfurcht and SSI Investment Management Inc. disclaim beneficial ownership of the securities held by the fund. The information set forth in the table relating to SSI Hedged Convertible Market Neutral L.P. is as of May 17, 2005.


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(7)   SSI Investment Management Inc. acts as the investment manager for The City of Southfield Fire & Police Retirement System with respect to the securities indicated in the table and as such has voting and dispositive power over the securities held by the fund. John Gottfurcht, George Douglas and Amy Jo Gottfurcht are the principal shareholders of SSI Investment Management Inc. Mssrs. Gottfurcht and Douglas and Ms. Gottfurcht and SSI Investment Management Inc. disclaim beneficial ownership of the securities held by the fund. The information set forth in the table relating to The City of Southfield Fire & Police Retirement System is as of May 17, 2005.

(8) SSI Investment Management Inc. acts as the investment manager for Viacom Inc. Pension Plan Master Trust with respect to the securities indicated in the table and as such has voting and dispositive power over the securities held by the fund. John Gottfurcht, George Douglas and Amy Jo Gottfurcht are the principal shareholders of SSI Investment Management Inc. Mssrs. Gottfurcht and Douglas and Ms. Gottfurcht and SSI Investment Management Inc. disclaim beneficial ownership of the securities held by the fund. The information set forth in the table relating to Viacom Inc. Pension Plan Master Trust is as of May 17, 2005.


      Except as a selling securityholder, no selling securityholder listed in the above table has had any material relationship with us or any of our affiliates within the past three years.